Exhibit 99.19
International Mobile Telecom Investment
Stichting Administratiekantoor (“IMTIS”)
Herikerbergweg 88,1101CM Amsterdam NETHERLANDS
L1T UB Holdings S.a r.l.
1-3 Boulevard de la Foire, L-1528 LUXEMBOURG
To the Attention of Managing Directors of IMTIS Nathan Scott Fine, Carla Cico and Manager of L1T UB Holdings S.a r.l. Hardyal Singh

Dear Madam and Sirs,
We are writing in response to your letter of October 28, 2021. It should be noted at the outset that we always welcome feedback from our shareholders. As you know, since 2013, initially thanks to the independent board members appointed by Capital Markets Board of Turkey, our Company has satisfied its domestic corporate governance requirements. In this context, it has made regular dividend distributions (including of previously accumulated distributable amounts) and has favored a compliance focused, stable governance. Moreover, with the amendments of our articles of association that were approved by our shareholders following the 2020 reorganization, we believe that Turkcell is in compliance with all applicable Turkish rules and regulations regarding corporate governance, including with respect to the governance matters highlighted in your letter.

From a regulatory perspective and businesswise, we believe that Turkcell differentiates itself from many of its peers, in the way that it manages all of its group company operations under a single roof in Turkey and as a NYSE listed company subject to both applicable US and Turkish laws and regulations, with a robust domestic corporate governance framework. Needless to say, the dual listing of our Company has always served as leverage to consistently improve our governance for the benefit of all of our shareholders, no matter their size. While we thank you for sharing with us your recommendations relating to governance matters, we respectfully disagree with your allegations regarding board related matters and other aspects of our governance. We have been taking the utmost care to implement the most efficient and optimal internal governance tools and procedures for the sake of our stakeholders.

The Company sets targets in order to achieve sustainable long-term performance and ensure shareholder value creation. These targets are approved by the Board of Directors and monitored regularly pursuant to a pre-established meeting calendar, and financial guidance may be revised based on realization of these targets on a quarterly basis. Accordingly, Turkcell made two upward revisions to its 2021 guidance thanks its financial and operational performance.

Having carefully reviewed your comments on operational and financial performance of Turkcell, with which our management do not fully agree, we kindly remind that you can always refer your questions and comments to the management of our Company, not limited to the points noted in your letter. Furthermore, the Company is planning to hold an “Investor & Analyst Day” in the first quarter of 2022, where the management envisage to present our 3-year targets and plans and also provide an update on asset monetization developments.

We are confident you concur that all actions that might be harmful to the Company must be avoided while taking utmost care vis-à-vis all of our shareholders.
Sincerely,

With respect to the Turkcell Board of Directors
Turkcell Chairman
Bülent AKSU
/s/ Bülent Aksu